Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

February 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re: Tenon Medical, Inc. Withdrawal of Acceleration Request

Registration Statement on Form S-1, as amended

File No. 333-269653

Ladies and Gentlemen:

On February 8, 2023, Tenon Medical, Inc. (the “Company”), initially filed a Registration Statement on Form S-1 (File No. 333-269653) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of its securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Carmel, Milazzo & Feil LLP, by calling Jeffrey Wofford at 212-658-0458 or email at jwofford@cmfllp.com.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Steven M. Foster
Name:	Steven M. Foster
Title:	Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP